SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of SEPTEMBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)




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                 <Logo Indosat Appears Here>




      Indosat Got Supports From BNI And BCA Creditors
                      For Its Merger Plan


Jakarta, 29 September 2003. Today, PT Indonesian Satellite
Corporation Tbk. (Indosat or the Company) has secured approval from its two major bank creditors, BNI and BCA for its plan to merge Satelindo and IM3 into Indosat as well as changes in important covenants that facilitate the financial restructuring plan.

BNI and BCA signed addendum to the loan documentation for their bilateral loans. In 2002, Indosat obtained loans from BNI amounted US$ 75 million and BCA amounted US$ 40 million.

The approvals from BNI and BCA, our two major creditors, shows an important supports to merger plan of Satelindo dan IM3 into Indosat, Widya Purnama, Indosat President
Director said in Jakarta.

As part of its Transformation Program, Indosat currently needs to obtain consent from its creditors. As of now,the
Company has successfully obtained consent from its Indosat
Bond I, Indosat Bond II, Indosat Syariah Mudharabah bond,
BNI and BCA.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication & internet (MIDI).In the first half 2003, cellular business contributed 57.5% of Company's operating revenues, IDD 25.4% and MIDI & others 17.1%. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Tel : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :
This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: September 29, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President